Value Line Funds

7 Times Square, 21st Floor

New York, New York 10036-6524

August 10, 2017

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Valerie Lithotomos

Re:	Value Line Mid Cap Focused Fund, Inc. (811-02265; 002-10827);

Value Line Income and Growth Fund, Inc. (811-02277; 002-11153);

Value Line Larger Companies Focused Fund, Inc. (811-01807; 002-31640)

Value Line Premier Growth Fund, Inc. (811-02278; 002-12663)

(each, a “Fund” and, collectively, the “Funds”)

Dear Ms. Lithotomos:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally to Gretchen Passe Roin and Seth Davis of Wilmer Cutler Pickering Hale and Dorr LLP on August 2, 2017, relating to the post-effective amendment to the Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of each of the above named Funds which was filed with the Commission on June 23, 2017 (the “Registration Statement”).

In response to the staff’s comments, enclosed herewith for filing on behalf of each Fund pursuant to: (1) the Securities Act and Rule 485(b) thereunder; (2) the 1940 Act; and (3) Rule 101(a) of Regulation S-T, is a post-effective amendment to its Registration Statement (“Amendment”), which includes a prospectus, statement of additional information (“SAI”), Part C, and exhibits. Please note that the Funds’ prospectus and SAI are combined documents relating to shares of four funds currently offered in the Value Line family of funds, each of which is a separate registrant under the Securities Act and 1940 Act and concurrently filing a separate Amendment to its Registration Statement under paragraph (b) of Rule 485 containing the same prospectus and SAI.

For the staff’s convenience, its comments are restated below, followed by the response of the applicable Fund(s). Unless otherwise indicated, all page numbers refer to the prospectus and SAI of the applicable Fund in its Registration Statement as filed on June 23, 2017.

August 10, 2017

Ms. Valerie Lithotomos

I.	Comments of General Applicability

Comment 1.

Please confirm that the cover page of the Funds’ prospectus and SAI will be updated with the ticker for the Institutional Class of shares for each Value Line Mid Cap Focused Fund, Inc. and Value Line Premier Growth Fund, Inc.

Response 1.

Confirmed. The applicable tickers for the Institutional Class of shares for each of Value Line Mid Cap Focused Fund, Inc. and Value Line Premier Growth Fund, Inc. have been added to the cover page of the Funds’ prospectus and SAI.

Comment 2.

Please confirm that the fee waivers disclosed on pages 3, 9, 16, 22 and 42 of the prospectus and B-19 and B-23 of the SAI will extend at least one year from the effective date of the Amendment.

Response 2.

Confirmed. Each Fund’s Board of Directors, EULAV Asset Management (the “Adviser”) and EULAV Securities LLC (the “Distributor”) have agreed to extend their respective contractual fee waivers and/or expense limitations, as applicable, through June 30, 2019. The disclosure on the pages referenced in Comment 2 have been updated to reflect such extension.

Comment 3.

Please confirm that the example required by Item 3 of Form N-1A on pages 3, 9, 16 and 22 of the prospectus only reflect an adjustment for any expense reimbursement or fee waiver arrangement in periods for which such expense reimbursement or fee waiver has been contractually agreed.

Response 3.

Confirmed.

August 10, 2017

Ms. Valerie Lithotomos

Comment 4.

Please disclose in accordance with Item 11(c)(8) of Form N-1A whether the Funds plan to use the following methods to satisfy redemption requests regularly or only in stressed market conditions: (1) selling portfolio securities; (2) holding cash or cash equivalents; (3) transacting in exchange-traded funds and/or derivatives; or (4) paying redemption proceeds in-kind.

Response 4.

Accepted. Disclosure has been added to the Funds’ prospectus stating the Funds’ may regularly utilize the methods listed above in Comment 4 to meet redemption requests.

Comment 5.

Please disclose that the Funds do expect, or supplementally confirm that the Funds do not expect, to utilize lines of credit and/or interfund lending in order to satisfy redemption requests.

Response 5.

The Funds supplementally confirm that they do not expect to utilize either lines of credit or interfund lending to meet redemption requests.

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In accordance with the requirements of Rule 461 under the Securities Act, each Fund and its principal underwriter, EULAV Securities LLC, reserve the right to request oral acceleration of the Amendment for such Fund. In this respect, the Funds and EULAV Securities LLC currently desire that the Amendment be declared effective August 10, 2017 for each of the Funds, and intend to request acceleration to such date.

Per the staff of the Commission’s request and pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), each Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert these staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 10, 2017

Ms. Valerie Lithotomos

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We trust that these responses adequately address your comments. Should you have any further questions or comments, please do not hesitate to contact Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6787 or myself at (212) 907-1850.

Very truly yours,

By: /s/ Peter D. Lowenstein

Peter D. Lowenstein

Legal Counsel to the Funds

cc:	Leonard A. Pierce, Esq. Gretchen Passe Roin, Esq.